Exhibit 4.9

old second bancorp, inc.

2019 Equity Incentive Plan

Director Time Vesting Restricted Stock Unit Award Agreement

The Participant specified below has been granted a restricted stock unit award (the “Award”) by Old Second Bancorp, Inc.,  a Delaware corporation (the “Company”), under the Old Second Bancorp, Inc. 2019 Equity Incentive Plan (the “Plan”).  The Award shall be subject to the terms of the Plan and the terms set forth in this Restricted Stock Unit Award Agreement (“Award Agreement”).

Section 1. Award.  The Company has granted to the Participant the Award of restricted stock units (each such unit, an “RSU”),  where each RSU represents the right of the Participant to receive one share of common stock of the Company, $1.00 par value per share (each a “Share,” and collectively the “Shares”) in the future once the Restricted Period (as defined below) ends, subject to the terms of this Award Agreement and the Plan.

Section 2. Terms of Restricted Stock Unit Award. The following words and phrases relating to the Award have the following meanings:
(a) The “Participant” is [●].
(b) The “Grant Date” is [●].
(c) The number of “RSUs” is [●], subject to vesting as set forth below.

Except for words and phrases otherwise defined in this Award Agreement, any capitalized word or phrase in this Award Agreement has the meaning set forth in the Plan.

Section 3. Restricted Period.

(a) The “Restricted Period” for each installment of RSUs set forth in the table immediately below (each, an “Installment”) shall begin on the Grant Date and end as described in the schedule set forth in the table immediately below; provided that the Participant’s Termination of Service has not occurred prior thereto:

Installment	Restricted Period will end on:
100% of RSUs	3rd anniversary of Grant Date

(b) Notwithstanding the foregoing provisions of this Section 3, the Restricted Period for all the RSUs shall cease immediately and such RSUs shall become fully vested immediately upon the Participant’s Termination of Service due to the Participant’s Retirement, Disability or death.    For purposes of this Award Agreement, “Retirement” shall mean a Termination of Service upon attaining the mandatory retirement age set forth in the Company’s bylaws or other policy of the Board.

(c) Upon a Change in Control, the Award shall be treated in accordance with Section 4.1 of the Plan.

(d) Except as set forth in Section 3(b) and Section 3(c) above, if the Participant’s Termination of Service occurs prior to the expiration of one or more Restricted Periods, the Participant shall forfeit all right, title and interest in and to any Installment(s) still subject to a Restricted Period as of such Termination of Service.

Section 4. Settlement of RSUs. Delivery of Shares or other amounts under this Award Agreement and the Plan shall be subject to the following:

(a) Delivery of Shares.  The Company shall deliver to the Participant one Share free and clear of any restrictions in settlement of each of the vested and unrestricted RSUs within 30 days following the end of the respective Restricted Period.

(b) Compliance with Applicable Laws.  Notwithstanding any other term of this Award Agreement or the Plan, the Company shall have no obligation to deliver any Shares or make any other distribution of benefits under this Award Agreement or the Plan unless such delivery or distribution complies with all applicable laws and the applicable rules of any securities exchange or similar entity.

(c) Certificates Not Required.  To the extent that this Award Agreement and the Plan provide for the issuance of Shares, such issuance may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any securities exchange or similar entity.

Section 5. Withholding.  All vesting and delivery  of Shares pursuant to the Award shall be subject to withholding of all applicable taxes.  The Participant (or if applicable, permitted assigns, heirs and Designated Beneficiaries (as defined below)) shall be required to pay to the Company, and the Company shall have the right to deduct from any compensation paid to the Participant pursuant to the Award (including, for the avoidance of doubt, by withholding vested Shares to which the Participant is otherwise entitled under the Award), the amount of any required withholding taxes in respect of the Award and to take all such other action as the Committee deems necessary to satisfy all obligations for the payment of such withholding taxes; further provided that, unless otherwise approved by the Committee, any withholding taxes in respect of the Award shall be satisfied through the withholding of vested Shares to which the Participant is otherwise entitled under the Award (provided, however, such Shares may not be used to satisfy more than the Company’s maximum statutory withholding obligation or, if applicable, such lesser amount as may be necessary to avoid classification of the Award as a liability for financial accounting purposes). The Participant (or if applicable, permitted assigns, heirs and Designated Beneficiaries) may elect to satisfy any withholding obligation in respect of the Award (a) if approved by the Committee (i) through cash payment by the Participant, or (ii) through the surrender of Shares that the Participant already owns, or (b) through the withholding of vested Shares to which the Participant is otherwise entitled under the Award (provided, however, such Shares under clause (b) may not be used to satisfy more than the Company’s maximum statutory withholding obligation or, if applicable, such lesser amount as may be necessary to avoid classification of the Award as a liability for financial accounting purposes); provided that any such election must be made on or before the date the amount of tax to be withheld is determinable and, once made, such election shall be irrevocable.  The fair market value of the Shares to be withheld or surrendered will be deemed to be the Fair Market Value as of the date the amount of tax to be withheld is determinable.

Section 6. Non-Transferability of Award.  The Award, or any portion thereof, is not transferable except as designated by the Participant by will or by the laws of descent and distribution or pursuant to a domestic relations order.  Except as provided in the immediately preceding sentence, the Award shall not be assigned, transferred, pledged, hypothecated or otherwise disposed of by the Participant in any way whether by operation of law or otherwise, and shall not be subject to execution, attachment or similar process.  Any attempt at assignment, transfer, pledge, hypothecation or other disposition of the Award contrary to the provisions hereof, or the levy of any attachment or similar process upon the Award, shall be null and void and without effect.

Section 7. Dividend Equivalents.  The Participant shall receive additional RSUs representing the right to receive Shares equal in value (as of the applicable dividend or distribution payment date) to any dividends and distributions paid with respect to the number of Shares (other than dividends and distributions that may be issued with respect to Shares by virtue of any corporate transaction, to the extent adjustment is made pursuant to Section 3.4 of the Plan) underlying the Participant’s outstanding RSUs during the Restricted Period (“Dividend Equivalents”); provided,  however, that no Dividend Equivalents shall be owed or provided to or for the benefit of the Participant with respect to record dates for such dividends or distributions occurring before the Grant Date or on or after the date, if any, on which the Participant has forfeited the RSUs.  Dividend Equivalents shall be provided at the time the respective dividends or distributions are paid and shall be subject to the same restrictions, vesting and other terms and conditions applicable to the underlying RSUs.

Section 8. No Rights as Shareholder.    The Participant shall not have any rights of a Shareholder with respect to the RSUs, including but not limited to, voting rights, prior to settlement of the RSUs pursuant to Section 4(a) above.

Section 9. Heirs and Successors.  This Award Agreement shall be binding upon, and inure to the benefit of, the Company and its successors and assigns, and upon any person acquiring all or substantially all of the Company’s assets or business.  If any rights of the Participant or benefits distributable to the Participant under this Award Agreement have not been settled or distributed at the time of the Participant’s death, such rights shall be settled for and such benefits shall be distributed to the Designated Beneficiary in accordance with the provisions of this Award Agreement and the Plan.  The “Designated Beneficiary” shall be the beneficiary or beneficiaries designated by the Participant in a writing filed with the Committee in such form as the Committee may require.  The Participant’s designation of beneficiary may be amended or revoked from time to time by the Participant in accordance with any procedures established by the Committee.  If a Participant fails to designate a beneficiary, or if the Designated Beneficiary does not survive the Participant, any benefits that would have been provided to the Participant shall be provided to the legal representative of the estate of the Participant.  If a Participant designates a beneficiary and the Designated Beneficiary survives the Participant but dies before the provision of the Designated Beneficiary’s benefits under this Award Agreement, then any benefits that would have been provided to the Designated Beneficiary shall be provided to the legal representative of the estate of the Designated Beneficiary.

Section 10. Administration.  The authority to manage and control the operation and administration of this Award Agreement and the Plan shall be vested in the Committee, and the Committee shall have all powers with respect to this Award Agreement as it has with respect to the Plan.  Any interpretation of this Award Agreement or the Plan by the Committee and any decision made by the Committee with respect to this Award Agreement or the Plan shall be final and binding on all persons.

Section 11. Plan Governs.  Notwithstanding any provision of this Award Agreement to the contrary, this Award Agreement shall be subject to the terms of the Plan, a copy of which may be obtained by the Participant from the Company.  This Award Agreement shall be subject to all interpretations, amendments, rules and regulations promulgated by the Committee from time to time.  Notwithstanding any provision of this Award Agreement to the contrary, in the event of any discrepancy between the corporate records of the Company and this Award Agreement, the corporate records of the Company shall control.

Section 12. No Right to Continued Service.  This Award shall not impose upon the Company or any Subsidiary any obligation to retain the Participant as a director or in any other capacity for any given period or upon any specific terms.  The Company or any Subsidiary may at any time remove the Participant as a director, free from any liability or claim under the Plan or this Agreement, unless otherwise expressly provided in any written agreement with the Participant.

Section 13. Amendment.  Without limitation of Section 16 and Section 17 below, this Award Agreement may be amended in accordance with the provisions of the Plan, and may otherwise be amended in writing by the Participant and the Company without the consent of any other person.

Section 14. Governing Law.    This Award Agreement, the Plan and all actions taken in connection herewith and therewith shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws, except as superseded by applicable federal law.

Section 15. Validity.  If any provision of this Award Agreement is determined to be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Award Agreement shall be construed and enforced as if such illegal or invalid provision had never been included herein.

Section 16. Section 409A Amendment.

(a) The Award is intended to be exempt from Code Section 409A and this Award Agreement shall be administered and interpreted in accordance with such intent.  The Committee reserves the right (including the right to delegate such right) to unilaterally amend this Award Agreement without the consent of the Participant in order to maintain an exclusion from the application of, or to maintain compliance with, Code Section 409A; and the Participant hereby acknowledges and consents to such rights of the Committee.

(b) Notwithstanding the foregoing, if the Award is determined to be subject to Code Section 409A as a result of the operation of Section 3(b) above, then the special timing provisions of this section will apply.  If the Participant is a Specified Employee (as defined below) at the time of a Termination of Service, no settlement of the Award shall occur before the date that is six (6) months after the date of Participant’s Termination of Service.  Any settlement of an Award under this Agreement that would otherwise occur prior to the close of this six (6) month period shall occur within five (5) business days following the date which is six (6) months after the date of the Participant’s Termination of Service. If Participant is a Specified Employee during an Identification Period (as defined below), Participant shall be treated as a Specified Employee during the 12-month period that begins on the April 1 following the close of such Identification Period.  For purposes of this Agreement, (i) “Specified Employee” shall mean a “key employee” (as defined in Code Section 416(i) without regard to paragraph (5) thereof), as determined by the Company during an Identification Period, and with respect to such determination, “compensation” shall mean the Participant’s W-2 compensation as reported by the Company for the related Identification Period, and (ii) “Identification Period” shall mean each 12-month period ending on December 31 of each calendar year.

Section 17. Clawback.    The Award and any amount or benefit received under the Plan shall be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any applicable Company or Subsidiary clawback policy (the “Policy”) or any applicable law, as may be in effect from time to time.  The Participant hereby acknowledges and consents to the Company’s or a Subsidiary’s application, implementation and enforcement of (a) the Policy and any similar policy established by the Company or a Subsidiary that may apply to the Participant together with all other similarly situated participants, whether adopted prior to or following the date of this Award Agreement and (b) any provision of applicable law or regulation relating to cancellation, rescission, payback or recoupment of compensation, and agrees that the Company or a Subsidiary may take such actions as may be necessary to effectuate the Policy, any similar policy and applicable law, without further consideration or action.

Section 18. Confidentiality.

(a) The Participant acknowledges that the nature of the Participant’s service as a director shall require that the Company produce and allow the Participant access to records, data, trade secrets and information that are not available to the public regarding the Company and its subsidiaries and affiliates (“Confidential Information”).  The Participant shall hold in confidence and not directly or indirectly disclose any Confidential Information to third parties unless: (i) disclosure becomes reasonably necessary in connection with the Participant’s performance of the Participant’s duties as a director of the Company or its subsidiaries or affiliates; (ii) the Confidential Information lawfully becomes available to the public from other sources; (iii) the Participant is authorized in writing by the Company to disclose the Confidential Information; or (iv) the Participant is required to make disclosure of the Confidential Information by law or pursuant to the authority of any administrative agency or judicial body.  All Confidential Information and other records, files, documents, and other materials or copies thereof relating to the business of the Company or any of its subsidiaries or affiliates that the Participant prepares or uses shall be the sole property of the Company.  The Participant’s access to and use of the Company’s computer systems, networks and equipment, and all of the Company information contained therein, shall be restricted to legitimate business purposes on behalf of the Company; any other access to or use of such systems, network and equipment is without authorization and is prohibited.  The restrictions contained in this Section 18 shall extend to any personal computers or other electronic devices of the Participant that are used for business purposes relating to the Company. The Participant shall not transfer any Company information to any personal computer or other electronic device that is not otherwise used for any business purpose relating to the Company.  The Participant shall promptly return all originals and copies of Confidential Information and other records, files, documents and other materials to the Company if the Participant’s employment with the Company is terminated for any reason.

(b) The Participant acknowledges and agrees that, notwithstanding any provisions in this Award Agreement or any Company policy applicable to the unauthorized use or disclosure of trade secrets, the Participant is hereby notified that, pursuant to the Defend Trade Secrets Act of 2016 (Pub. Law 114-153), the Participant shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made (i) in confidence to a federal, state, municipal or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law. The Participant also may not be held so liable for such disclosures made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. In addition, individuals who file a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to court order. Nothing in this Award Agreement is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by 18 U.S.C. § 1833(b).  Nothing in this Award Agreement shall be construed to authorize, or limit liability for, an act that is otherwise prohibited by law, such as the unlawful access of material by unauthorized means.

(c) The Participant and the Company acknowledge and agree that nothing contained in this Award Agreement, or in any other contract or agreement with or policy of the Company or any of its Subsidiaries, shall limit the Participant’s ability to file, pursuant to any applicable whistleblower statute or program (each, a “Whistleblower Program”), a charge or complaint with any federal, state, municipal or local governmental agency or commission (“Government Agencies”). The Participant and the Company further understand and agree that this Award Agreement, and any other any other contact or agreement with or policy of the Company or any of its Subsidiaries, shall not limit (i) the Participant’s ability to communicate or cooperate with any Government Agencies or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including providing information, without notice to the Company, or (ii) the Participant’s right to receive financial incentive pursuant to a Whistleblower Program for information provided to any Government Agencies.

Section 19. Non-Solicitation Covenants.  As an essential ingredient and in consideration of the Participant’s service as a director of the Company, the Participant’s receipt of this Award and the Participant’s opportunity to participate in the Plan or another equity incentive plan maintained by the Company, the Participant shall not, during the Participant’s term as a director with the Company or any of its subsidiaries or affiliates and for a period of one (1) year after termination of the Participant’s service as a director with the Company (and/or its subsidiaries or affiliates) for any reason (the “Restrictive Period”) and regardless of when such termination of service occurs, do any of the following (the “Restrictive Covenant”): directly or indirectly, for the Participant or any bank, savings and loan association, credit union or similar financial institution (a “Financial Institution”): (a) induce or attempt to induce any officer of the Company or any of its subsidiaries or affiliates, or any employee who previously reported to the Participant, to leave the employ of the Company or any of its subsidiaries or affiliates; (b) in any way interfere with the relationship between the Company or any of its subsidiaries or affiliates and any such officer or employee; (c) employ, or otherwise engage as an employee, independent contractor or otherwise, any such officer or employee; or (d) induce or attempt to induce any customer, supplier, licensee or business relation of the Company or any of its subsidiaries and affiliates to cease doing business with the Company or any of its subsidiaries or affiliates or in any way interfere with the relationship between the Company or any of its subsidiaries or affiliates and any of their respective customers, suppliers, licensees or business relations where the Participant had personal contact with, or has accessed Confidential Information in the preceding twelve (12) months with respect to, such customers, suppliers, licensees or business relations.  Notwithstanding the foregoing, any party identified on Schedule A hereto shall be excluded from the scope of the Restrictive Covenant.  The Participant acknowledges and agrees that the Restrictive Covenant exist independently of and is in addition to (and is not in lieu of and does not limit or modify) any other agreements, covenants and obligations by which the Participant may be bound by or to which the Participant may be subject by contract, or by applicable law or regulation, with respect to non-solicitation, non-competition or other restrictions.

Section 20. Remedies for Breach.  The Participant has reviewed the provisions of this Award Agreement with legal counsel, or has been given adequate opportunity to seek such counsel, and the Participant acknowledges that the Restrictive Covenants contained herein are reasonable with respect to their duration and scope.  The Participant further acknowledges that the restrictions contained in this Award Agreement are reasonable and necessary for the protection of the legitimate business interests of the Company, that they create no undue hardships, that any violation of these restrictions would cause substantial injury to the Company and its interests, that the Company would not have agreed to enter into this Award Agreement, or otherwise allow the Participant an opportunity to participate in the Plan or any other equity incentive plan maintained by the Company, without receiving Participant’s agreement to be bound by the Restrictive Covenants and that such Restrictive Covenants were a material inducement to the Company to enter into this Award Agreement, or otherwise allow the Participant an opportunity to participate in the Plan or any other equity incentive plan maintained by the Company.  During the Restrictive Period, the Company shall have the right to communicate the existence and terms of this Award Agreement to any third party with whom the Participant may seek or obtain future employment or other similar arrangement.  In addition, in the event of any violation or threatened violation of the restrictions contained in this Award Agreement, the Company, in addition to and not in limitation of, any other rights, remedies or damages available to the Company under this Award Agreement or the Plan or otherwise at law or in equity, shall be entitled to preliminary and permanent injunctive relief to prevent or restrain any such violation by the Participant and any and all persons directly or indirectly acting for or with him, as the case may be.  If the Participant violated the Restrictive Covenant and the Company brings legal action for injunctive or other relief, the Company shall not, as a result of time involved in obtaining such relief, be deprived of the benefit of the full period of the Restrictive Covenant.  Accordingly, the Restrictive Covenant shall be deemed to have the duration specified herein computed from the date the relief is granted but reduced by the time between the period when the Restrictive Period began to run and the date of the first violation of the Restrictive Covenant by the Participant.

IN WITNESS WHEREOF,  the Company has caused this Award Agreement to be executed in its name and on its behalf, and the Participant acknowledges understanding and acceptance of, and agrees to, the terms of this Award Agreement, all as of the Grant Date.

Old Second Bancorp, Inc.

By:

Print Name:

Title:

Participant

Print Name:

Schedule A

Parties Excluded from Scope of Restrictive Covenant